OPERATING AGREEMENT OF EX FILES PRODUCTIONS LLC
A CALIFORNIA LIMITED LIABILITY COMPANY

This Operating Agreement (this "Agreement") of EX FILES PRODUCTIONS LLC, a California limited liability company (the "Company") is made between the parties whose names appear on the signature pages of this Agreement (the "Members") and will be effective when signed by all of the Members.

SECTION 1
ORGANIZATION

1.1 Formation. The Members shall form the Company in accordance with the California Revised Uniform Limited Liability Company Act (the "Act") by filing the operating agreement with the Secretary of State.
1.2 Name. The Company shall conduct its business and affairs under the Company name. The Manager may change the name of the Company or adopt one or more fictitious business names for the Company to the extent permitted by applicable law.
1.3 Principal Place of Business. The Company shall maintain its principal place of business at any location selected by the Manager.
1.4 Term. The Company will exist perpetually unless dissolved upon the earliest occurrence of one of the following events: (1) the Company is dissolved by the Act, or (2) the Company is dissolved under this Agreement.
1.5 Purpose. The Company's purpose is to engage in any lawful business for which limited liability companies may be organized under the Act.
1.6 Agent for Service of Process. The Company shall continuously maintain an agent for service of process in California. The Agent will be as stated in the operating agreement or as otherwise determined by the Manager.

SECTION 2
MEMBERSHIP

2.1 Members. The Manager of the company shall maintain a ledger that accurately shows the proportion of total ownership of the Company held by each Member (the "Percentage Interest"), their name, and address. Each Member's "Membership Interest" includes the Member's right to participate in the operation of the Company as specified in this Agreement, as well as the right to receive distributions when made, and to share in all items of Company gain, loss, income, deduction, credit or similar items (the "Economic Interest') as specified in this Agreement.
2.2 Limited Liability. No Member will be personally liable for the debts, obligations or liabilities of the Company except as required by the Act or the terms of this Agreement.
2.3 Member Representations and Warranties. Each Member represents and warrants that:
    a. The Member is willing and able to competently perform the Member's obligations under this Agreement;
    b. Member is not subject to any duties or obligations that could conflict with or impede the performance of the Member's obligations under this Agreement;
    c. The Member is aware of the Company's business and financial condition and has made an informed decision to become a Member of the Company;
    d. The Member has the full power and authority to enter into this Agreement; and
    e. If the Member is an entity, that the Member is duly formed and validly existing.
2.4 Confidentiality. Each Member shall maintain the confidentiality of all Company information, including all information the Company reasonably identifies as confidential in the Company records and information that each Member should reasonably know requires confidentiality in the Company's best interest. A Member shall maintain the confidentiality of the information referred to in this section throughout that Member's term and after that Member's term, unless that information becomes publicly known through no fault of the Member.
    a. Exceptions to Confidentiality. The duty of confidentiality specified does not apply to the following types of information:
        i. Information already lawfully possessed by a Member before its disclosure or the Member lawfully obtains the information from another source after receiving from the Company;
        ii. Information that is in the public domain at the time of disclosure;
        iii. Information that is permitted or required by court order to be disclosed;
        iv. Information disclosed on a confidential basis to an arbitrator in arbitration; and
        v. Information that the Company discloses to any other person without any restrictions.
2.5 Admission of New Members. The Company may admit additional Members upon approval by the Majority of the Members, provided that the new Members agree to be bound by the terms of this Agreement.

a. Amendment to Operating Agreement. The Company shall amend this Agreement to reflect the terms upon which any additional Members have been admitted, including the additional Member's Percentage Interest, management rights and duties (if any) and participation in allocations and distributions.

2.6 Resignation. No Member may resign, withdraw, or retire from the Company without the approval of the Manager.

    a. Effect of Resignation. If a Member resigns, withdraws, or retires (each, a "resignation") without the Company's approval, that Member's Membership Interest will terminate except for the Economic Interest. At any time after a Member's resignation, Manager will have the right, but not the obligation, to buy that Member's Economic Interest upon written notice to the Member at a price to be determined in accordance with Section 2.6(b). Manager shall pay the appropriate amount within 90 calendar days after the date of the notice. After resignation, no Member will have the have right to (i) participate in voting or control of the Company, or (ii) compel a payout of the Economic Interest prior to dissolution and winding up of the Company. Resignation will not release any Member from obligations or liabilities incurred before or as a result of the resignation, and the resignation of a Member will not cause the termination or dissolution of the Company.

    b. Valuation of Interest. If a Member resigns with Manager approval, the Manager may purchase the resigning Member's Membership Interest within 90 calendar days after the effective date of resignation. The purchase price will be an amount equal to the fair market value of the resigning Member's Membership Interest, to be calculated in good faith by the Company as of the effective date of resignation. If the resigning Member disputes the valuation reached by the Manager, the value of the resigning Member's Membership Interest shall be determined by an independent third party appraiser to be appointed by the Manager and approved by the resigning Member. The resignation of a Member will not cause the termination or dissolution of the Company.

2.7 Expulsion. The Company may only expel a Member for cause, and upon the approval of the Manager.

    a. Expulsion for Cause. Any of the following will constitute "cause" for expulsion of a Member:

        i. It is or becomes unlawful for the Company to carry on its business with the Member associated with the Company;

        ii. The Member files a voluntary petition in bankruptcy or is adjudicated bankrupt or insolvent;

        iii. The Member has engaged in misconduct that has caused or is likely to cause a materially adverse impact on the reputation of the Company or on its business or internal affairs;

        iv. As a result of the Company's formal request for expulsion, the Member is expelled by judicial order;

        v. The divorce or separation of a Member that results in a transfer or assignment of membership interest to the Member's spouse, ex-spouse, or dependents;

        vi. Conviction of a felony; or

        vii. The material breach of this Agreement.

    b. Effect of Expulsion. Upon expulsion, the expelled Member's Membership Interest will terminate, except as otherwise provided in this Agreement. Expulsion will not release the expelled Member from any obligations or liabilities incurred before or as a result of the expulsion. Expulsion of a Member will not cause the termination or dissolution of the Company.

    c. Notice. Immediately following expulsion of a Member, the Company shall notify the expelled Member in writing. The expulsion will become effective ten calendar days after the expelled Member's receipt of the notice.

    d. Buyout. If a Member is expelled, the Manager will have the option to purchase the expelled Member's Membership Interest (the "Buy Back Option") no later than sixty (60) calendar days after the effective date of expulsion ("Buy Back Period"). If the Manager do not exercise the Buy Back Option, the Member will retain its Economic Interest only, but without any right to (i) vote in any Company matters, or (ii) compel a payout of the Economic Interest prior to dissolution and winding up of the Company. The Manager may exercise the Buy Back Option by following the procedures as set forth under Section 2.6(b).

2.8 Death. Upon the death of a Member, the deceased Member's legal representative, successors or heirs (collectively "Member's Estate") will retain the Member's Interest subject to the terms of this Agreement. The Member's death will not release the Member's Estate from any obligations or liabilities incurred before death. The death of a Member will not cause the termination or dissolution of the Company.

2.9 Transacting Business with the Company. A Member may transact business with the Company so long as (1) the transaction does not violate any terms of this Agreement, (2) the terms of the transaction are fair and reasonable to the Company.

SECTION 3
MANAGEMENT

Any references to actions or decisions of the Company shall mean the actions or decisions of the Manager required to authorize the action or decision under this Agreement.

3.1 Authority to Manage. Tyrrell Shaffner shall manage the Company. The Manager has full authority to bind the Company and make any decisions regarding the Company's business and affairs, except as limited under Section 3.2, by majority vote only. Additional Managers may be elected and appointed by the Manager.

3.2 Limitations on Authority. The approval of the Majority of the Members is required before the Company may take any of the following actions:
   a.   Any act that would make it impossible to carry out the ordinary business of the Company;
   b.   Participate in a merger, exchange or acquisition in violation of the Act;
   c.   File for bankruptcy protection;
   d.   Sell all or substantially all of the Company's assets;
   e.   Dissolve the Company;
   f.   the increase, modification, consolidation, or extension any loan of more than $5,000, whether secured or unsecured, affecting the Company;
   g.   Amend this Agreement; or
   h.   Assign, transfer, or otherwise dispose of the Company's goodwill.

3.3 Required Roles. At all times, one or more natural persons will be designated to perform the usual functions of a president, secretary, and treasurer, regardless of the actual position titles used.

SECTION 4
VOTING

4.1 Voting Requirements. Except as otherwise provided in this Agreement, Company actions or decisions requiring the agreement or approval of the Members must be approved by the majority of the Members (i.e. by an affirmative vote of the Members who own in the aggregate more than fifty percent (50%) of the then-outstanding Membership Interests, "Majority"), with each Member receiving a vote equal to their Membership Interest. No Member may subdivide or split its vote on any matter.

4.2 Voting Procedures. Member votes may be taken without a meeting, and Members must communicate their votes in a signed writing, or email with a response indicating receipt.

4.3 No Cumulative Voting. There is no cumulative voting.

4.4 Voting Information. The Company shall make reasonable efforts to provide the Members with the information necessary to make an informed vote on any proposed action or decision requiring the agreement of the Members.

4.5 Notice. Written notice of all meetings, whether regular or special meetings, shall be provided under this section or as otherwise required by law. The notice shall state the place, date, and hour of meeting, the record date for determining the Members entitled to vote at the meeting, if such date is different from the record date for determining Members entitled to notice of the meeting, and if for a special meeting, the purpose of the meeting. Such notice shall be mailed to all Members of record entitled to vote at such a meeting at the address shown on the corporate books or by electronic transmission in the manner provided by applicable law, at least 3 days, but no more than sixty (60) days, prior to the meeting, unless otherwise waived by the Members.

4.6 Place of Meeting. Any` meeting may be held either at a place, within or without the State of California, or by means of remote communication as the Manager in its sole discretion may determine.

4.7 Quorum. Except as otherwise provided by applicable law, this Agreement, or the formation documents, a Majority of the Members, whether represented in person or by proxy, shall constitute a quorum for the transaction of business. In the absence of a quorum, the chairperson of the meeting may adjourn the meeting to another time without further notice. The Members present at a meeting represented by a quorum may continue to transact business until adjournment, even if the withdrawal of some Members results in representation of less than a quorum.

4.8 Proxies. Each Member entitled to vote at a meeting, or to take corporate action by written consent without a meeting, may authorize another person or persons to act for such Member by proxy. Such a proxy may be prepared, transmitted and delivered in any manner permitted by applicable law or this Agreement.

4.9 Informal Action. Any action required to be taken, or which may be taken, at a Member meeting, may be taken without a meeting and without prior notice if a consent in writing, setting forth the action so taken, is signed by the Members who own all of the Membership Interest entitled to vote with respect to the subject matter of the vote.

SECTION 5
ALLOCATIONS AND DISTRIBUTIONS

5.1 Distributions. The Company may, but need not, distribute cash or other assets to the Members. Any distributions shall be made in accordance with Paragraphs I. and II. of Exhibit D attached hereto (the "**Funding Agreement**").

5.2 Allocations. As between the Members, "Profits" and "Losses" means the income, gain, loss, deductions, and credits of the Company as determined in accordance with the method of accounting employed on the Company's information tax return filed for federal income tax purposes. "Code" means the Internal Revenue Code of 1986, as amended.

    i.   Allocations of Profits. After giving effect to the provisions of Paragraphs I. and II. of Funding Agreement, any remaining Profits of the Company for any fiscal year will be allocated to the Members in proportion to their Percentage Interests.

SECTION 6
ACCOUNTING AND RECORDS

6.1 Books and Records. The Company shall compile and maintain complete and accurate books of account as well as any other records required by the Act.

    a.   Access to Records. Each Member may, at its own individual expense, inspect and copy the Company's books and records once per calendar year.

    b.   Reports for Tax Returns. Within a reasonable period of time after the end of each Fiscal Year, the Company shall provide each Member with financial reports and any other information necessary for the completion of each Member's federal and state income tax returns.

6.2 Financial Statements. The Company shall provide audited annual financial statements to any Member who requests them, so long as the request is made within a reasonable time before the end of the Company's fiscal year. A Member requesting audited financial statements shall bear the cost of preparation to the extent that the cost exceeds the cost of unaudited financial statements.

6.3 Fiscal Year. The Company's fiscal year for financial and tax purposes is the period from January 1 through December 31 (the "Fiscal Year").

6.4 Bank Accounts. The Company may open and maintain one or more bank accounts in the Company's name.

6.5 Authorized Signatories. Only the Manager is authorized to sign Company checks and withdraw Company funds. Manager and the Members shall not commingle Company funds with any other funds.

6.6 Tax Matters.

    a.   Tax Classification. The Company shall be classified as a partnership for state and federal tax purposes, and the Members will be subject to partnership tax treatment regarding their respective shares of Company income, losses, deductions and credits and other tax items.

    b.   Tax Matters Partner. The Manager shall serve as the Company's "Tax Matters Partner". The Tax Matters Partner shall oversee the Company's tax affairs and serve as the Company's representative in all examinations of the Company by tax authorities. The Company shall pay the reasonable expenses incurred by the Tax Matters Partner in performing those duties.

SECTION 7
TRANSFERS

7.1 General Transfer Restriction. No Member (or any party acting on behalf of a Member) may sell or transfer any of such Member's Percentage Interest, whether now owned or later acquired, except in accordance with the terms of this Agreement, or by the written consent of the Manager. Any attempted sale or transfer of any Percentage Interest (or any interest in any Percentage Interest) that violates the terms of this Agreement shall be void and shall not be binding upon, or recognized by, the Company or the Members. Furthermore, no transfer will be valid if the transfer could (a) cause the Company to terminate for tax purposes, (b) require the Company to register securities under the Securities Act of 1933, or (c) violate applicable federal or state securities laws.

    a.   Sale or Transfer Defined. The phrase "sale or transfer" includes any sale, pledge, encumbrance, gift, bequest, or other transfer of any Percentage Interest, whether or not the transfer would be made (i) for value, or (ii) to another Member, or (iii) voluntarily or involuntarily or by operation of law, or (iv) during a Member's lifetime or upon a Member's death.

    b.   Sale or Transfer Exception. The phrase "sale or transfer" does not include Member's transfer into a self-settled trust for estate planning purposes.

7.2 Permitted Voluntary Sale or Transfer During Lifetime. Any Member who wishes to sell or transfer such Member's Percentage Interest must first provide written notice of such intent to each of the other Members. Such Member (a "Seller") shall be deemed to have offered to sell his/her Percentage Interest (the "Offered Percentage Interest") to the other Members. The notice must state the name of the party (the "Third Party

Purchaser") to whom the Seller wishes to sell or transfer the Offered Percentage Interest and the terms of the proposed sale or transfer.

    a. Right of First Refusal. Each of the other Members shall have thirty (30) days from the effective date of the notice during which such other Members may elect to buy the Offered Percentage Interest in proportion to their respective Membership of all outstanding Percentage Interest (excluding the Offered Percentage Interest) or in such other proportion upon which the other Members may agree. During this 30-day period, the other Members must collectively agree to buy all or none of the Offered Percentage Interest. If the other Members exercise their option to buy, then they shall acquire the Offered Percentage Interest on the same terms and conditions as contained in the notice of the proposed sale or transfer, or the pre-determined purchase price as stipulated in this Agreement, whichever is lower.

    b. Permitted Sale or Transfer to Third Party Purchaser. If the other Members do not validly exercise their option to buy all of the Offered Percentage Interest within the 30-day period, then the Seller may complete the sale or transfer to the Third Party Purchaser; however, the sale or transfer must be made on the same terms and conditions as those contained in the notice to the other Members. Further, the Third Party Purchaser must agree in writing to be bound by the terms of this Agreement before or at the time of the sale or transfer. If the sale or transfer to the Third Party Purchaser is not completed within sixty (60) days after the expiration of the other Members' 30-day option period, then the authorization under this Agreement for such sale or transfer shall be deemed withdrawn as if no such sale or transfer had been contemplated and no notice had been given.

7.3 Involuntary Lifetime Disposition. Any Member with knowledge of a possible Involuntary Lifetime Disposition (defined below) must promptly provide written notice to each of the other Members describing the nature and details of the Involuntary Lifetime Disposition, as well as each involved party (the "Third Party Transferee"). The Member shall be deemed to have offered to sell such Member's Percentage Interest (the "Offered Percentage Interest") to the other Members.

    a. Involuntary Lifetime Disposition Defined. An "Involuntary Lifetime Disposition" occurs when an Member's Percentage Interest, or any portion or interest in them, are involuntarily sold, transferred or otherwise disposed of, or an involuntary sale, transfer or disposal is threatened by any third person, whether by (i) sale upon the execution or in foreclosure of any pledge, hypothecation, lien or charge, or (ii) acquisition of an interest in such Percentage Interest by a trustee in bankruptcy or a receiver, or (iii) any other means (but not including the death of the Member or any purchase by the Other Members pursuant to the other sections of this Agreement), or (iv) court adjudication of Member incompetency, or (v) the appointment of a guardian or conservator for an Member (unless the Member is a Disabled Employee, as defined below, or (vi) a court order denying the Member sole ownership of the Member's Percentage Interest in connection with a property division in a divorce proceeding.

    b. First Option to Other Members. Each of the other Members shall have thirty (30) days from the effective date of such notice during which such other Members may elect to buy the Offered Percentage Interest in proportion to their respective Membership of all outstanding Percentage Interest (excluding the Offered Percentage Interest) or in such other proportion upon which the other Members agree. If the other Members exercise their option to buy some or all of the Offered Percentage Interest, they shall acquire such Percentage Interest at the purchase price and on the payment terms described herein.

    c. Permitted Sale or Transfer to Third Party Transferee. If the other Members do not validly exercise their option to buy all of the Offered Percentage Interest within the 30-day period, then any remaining Offered Percentage Interest may be transferred to the Third Party Transferee. However, the transfer must be made on the same terms and conditions as those contained in the notice to the other Members. Further, the Third Party Transferee must agree in writing to be bound by the terms of this Agreement before or at the time of the transfer. If the transfer to the Third Party Transferee is not completed within sixty (60) days after the expiration of the other Members' 30-day option period, then the authorization under this Agreement for such transfer shall be deemed withdrawn as if no such transfer had been contemplated and no notice had been given.

    d. Divorce Proceedings. In the event of an Involuntary Lifetime Disposition in connection with a divorce, any third party receiving Percentage Interest agrees to, and shall, appoint the original Member of those Percentage Interest as the permanent proxy holder of those Percentage Interest. In the event the Member is no longer the permanent proxy holder of those Percentage Interest, or the Percentage Interest would be otherwise transferred without a permanent proxy appointing the original Member, the Percentage Interest must be transferred in accordance with Section 3(b) and 3(c) above.

7.4 Pro rata Purchase. If the other Members exercise any option to buy, then they shall acquire the Offered Percentage Interest with the same pro-rata percentage of Percentage Interest owned by the Member exercising the option to the total number of Percentage Interest owned by all Members of the company ("Membership Percentage"). If any Member chooses not to fully exercise the option to buy, then the remaining Members shall have the option to acquire any remaining Percentage Interest on a pro-rata basis of their respective

Membership Percentage to the total number of Percentage Interest owned by all Members purchasing any remaining Percentage Interest.

7.5 Purchase Price. The "Purchase Price" shall be the Fair Market Value of the Membership Interest, as determined by the Manager. If a Member disputes the valuation reached by the Manager, the value of the Membership Interest shall be determined by an independent third party appraiser to be appointed by the Manager and approved by the Member. The fees and expenses charged by any appraiser shall be the obligation of the party who requested such appraisal.


SECTION 8
DISSOLUTION


8.1 Dissolution. The Company will dissolve upon the occurrence of any of the following events:
   a. A vote to dissolve the Company by a Majority of the Members;
   b. The death, withdrawal, resignation, or disability of all Members;
   c. The sale or other disposition of all or substantially all of the Company's assets; or
   d. A valid order of judicial or administrative dissolution.

8.2 Liquidation. Upon dissolution of the Company, the Manager will promptly wind up the Company's affairs, and liquidate and distribute the assets of the Company. The Manager will determine the fair market value of any assets to be distributed in kind and adjust the Members' Capital Account balances accordingly. Upon completion of the winding up of the Company's affairs, the Members will cause the Company to file any required dissolution documents with the Secretary of State.

8.3 Order of Payment. Upon liquidation, the assets of the Company or the proceeds from the sale thereof will be distributed in the following order: first, to creditors (including Members) in satisfaction of all Company debts and liabilities; then, the balance (if any) to the Members in proportion to their positive Capital Account balances (determined after taking into account Profit and Loss allocations, distributions and contributions for the Company's taxable year during which the liquidation occurs) on or before the end of the taxable year during which the liquidation occurs, or if later, within 90 days after such liquidation.


SECTION 9
INDEMNIFICATION


The Company shall indemnify, defend and hold harmless each Member and Manager from all claims, liabilities, damages, losses or costs of any kind (including reasonable attorneys' fees) (the "Claims") arising out of any good faith action or omission to act by a Member or Manager in connection with the Company, except where the Claims arise from the Member's or Manager's gross negligence, intentional misconduct, fraud, or breach of this Agreement. The terms of this Section will continue to apply to each Member or Manager following departure from the Company for any reason. The Company shall pay all expenses (including attorneys' fees) incurred in defending any such Claim in advance of its final disposition; provided, however, that (a) the payment of such expenses in advance of the final disposition of such proceeding shall be made only upon delivery to the Company of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such indemnitee is not entitled to be indemnified under this Agreement or otherwise; and (b) the Company shall not be required to advance any expenses to a person against whom the Company directly brings a claim alleging that such person has breached such person's duty of loyalty to the Company, committed an act or omission not in good faith, or that involves intentional misconduct or a knowing violation of law, or derived an improper personal benefit from a transaction.


SECTION 10
DISPUTE RESOLUTION


Any disputes arising out of this Agreement shall be resolved by binding, confidential arbitration. The arbitration shall be conducted in accordance with the then-current procedures of the American Arbitration Association, and shall take place in Los Angeles, CA. No Member will be permitted to suspend performance of any obligation or duty under this Agreement on account of the arbitration. The judgment of the arbitrator shall be final and capable of entry in any court of competent jurisdiction. Parties to arbitration shall bear their own costs resulting from such arbitration, and shall share equally in any other costs of arbitration; however, the prevailing party shall be entitled to all costs and reasonable attorney fees.


SECTION 11
MISCELLANEOUS


9.1 Entire Agreement. This Agreement constitutes the entire agreement between the parties regarding its subject matter and supersedes all other oral and written agreements, negotiations, and understandings.

9.2 Amendments. This Agreement may be amended, altered, or repealed by majority vote of the Members, or by the Manager if authorized by majority vote of the Members.

9.3 Notices. Unless otherwise allowed under this Agreement, all notices under this Agreement must be in writing and delivered either (a) by certified or registered U.S. mail with return receipt requested and postage prepaid, (b) personally by hand, (c) by courier service, (d) by fax, or (e) by email to the address provided by each Member.

9.4 Governing Law. This Agreement will be governed under the laws of the State of California.

9.5 Severability. If any provision of this Agreement is held to be unenforceable by a court of competent jurisdiction, that provision will either be deemed modified to the minimum extent necessary to render it enforceable, or else disregarded. In either case, the remaining provisions shall continue in full force and effect.

9.6 Successors and Assigns. Subject to the provisions of this Agreement regarding transferability, this Agreement is binding upon and shall inure to the benefit of the Members and their respective legal representatives, heirs, successors and assigns.

9.7 Waiver. No failure to enforce any provision of this Agreement will constitute a waiver of that provision, and no delay or omission by a party in exercising any rights under this Agreement will operate as a waiver of those or any other rights. A waiver is valid only if in writing and signed by the waiving parties.

9.8 Headings. Headings in this Agreement are for convenience only and are not intended to influence the interpretation of this Agreement.

9.9 Venue. The parties submit to the jurisdiction of the state and federal courts located in California and waive their rights to bring any claims relating to this Agreement in any other forum.

9.10 Counterparts. The parties may execute this Agreement in any number of counterparts, each of which will be considered an original and all of which together will constitute one and the same Agreement. Fax or email signatures are valid for all purposes under this Agreement.

9.11 Future Assurances and Action. Each Member shall execute, file and deliver any additional documents and other assurances, and perform any other acts that are reasonably necessary for the performance and operation of the Company and the implementation of this Agreement.

9.12 No Third Party Beneficiaries. This Agreement is intended for the sole benefit of the parties, and nothing in this Agreement is intended to confer any rights or benefits on any third parties.

9.13 Execution of Spousal Consent. Within ten (10) calendar days after any Member marries, that Member will ensure his or her spouse executes a spousal consent in substantially the form attached as Exhibit B. Any Member that is currently married shall supply the signed spousal consent upon execution of this Agreement.

9.14 Opportunity to Consult Counsel. The parties represent that they have had the opportunity to consult their own legal counsel prior to signing this Agreement.

SIGNATURE PAGE ON NEXT PAGE



Tyrrell Shaffner

3/30/21

Date

Meryl Branch-McTiernan

3/30/21

Date

EXHIBIT "A"
MEMBER INFORMATION

Member Name	Contribution	Member Address	Member Email	Membership Interest %
Tyrrell Shaffner	$1			50%
Meryl Branch-McTiernan	$1			50%

EXHIBIT "B"
SPOUSAL CONSENT FORM

I, the Spouse of _____, do hereby certify that I have carefully read the foregoing Operating Agreement (the "Agreement") relating to my spouse's membership interest in EX FILES PRODUCTIONS LLC (the "Company"), and understand its meaning and effect; that I fully and freely consent to, approve and join in the purpose of the Agreement, and the wisdom of its provisions; that I do hereby subject to the terms thereof any community property interest I may have in the Company; and that I promise and agree to execute any and all instruments and to do any and all things necessary or proper to accomplish the purposes set forth in said Agreement. I hereby consent to the application of any of the community property owned by my spouse and myself as may be required in the Agreement; and, in consideration of the benefits to me, I hereby agree to be bound by the terms and conditions of the Agreement, as surviving spouse, heir, devisee, or legatee, in the event that I survive my spouse. I acknowledge that I have had the opportunity to be represented by and consult with separate legal counsel of my own choosing in connection with my execution of the Consent.

By: _____
               (Full legal name)

Spouse of: _____

               _____
               Date

EXHIBIT "C"
CONSENT TO ELECTRONIC TRANSMISSION

As a Member or Manager of EX FILES PRODUCTIONS LLC (the "Company"), you must provide an unrevoked consent in order to receive official communications from the Company via electronic transmission (fax or e-mail), as permitted by the Company's Operating Agreement. This consent form will allow the Company to send you meeting notices and handle other official business that requires approval via fax or e-mail.

Before signing this consent form, please review and be aware of the following:

1. You are not required to sign this form. You may request that meeting notices and other matters of official business be sent to you via regular mail, telephone, or any other method permitted by the Company's Operating Agreement.

2. You have the right to withdraw your consent at any time after signing this form by providing the Company with written notice that you are withdrawing your consent relative to electronic transmission.

3. This consent to electronic transmission is broad, and may include transmission of meeting notices and other important information regarding the Company.

4. Consenting to electronic transmission via fax requires that you have access to a fax machine and have a current fax number on file with the Company.

5. Consenting to electronic transmission via e-mail requires that you have access to a computer, have a current e-mail account in your name, and have provided your current e-mail address to the Company.

The undersigned has read and understands the foregoing, and hereby provides this un-revoked consent to receive and send information, including but not limited to meeting notices and other information regarding the Company, via electronic transmission (fax or e-mail), until such time as this consent is revoked in writing.

Signature: _Meryl Branch McT_ Date: **March 31, 2021**

Name: **Meryl Branch-McTiernan** (please print)

Fax number: _____

E-mail address: **twolastnames@gmail.com**

EXHIBIT "C"
CONSENT TO ELECTRONIC TRANSMISSION

As a Member or Manager of EX FILES PRODUCTIONS LLC (the "Company"), you must provide an unrevoked consent in order to receive official communications from the Company via electronic transmission (fax or e-mail), as permitted by the Company's Operating Agreement. This consent form will allow the Company to send you meeting notices and handle other official business that requires approval via fax or e-mail.

Before signing this consent form, please review and be aware of the following:

1. You are not required to sign this form. You may request that meeting notices and other matters of official business be sent to you via regular mail, telephone, or any other method permitted by the Company's Operating Agreement.

2. You have the right to withdraw your consent at any time after signing this form by providing the Company with written notice that you are withdrawing your consent relative to electronic transmission.

3. This consent to electronic transmission is broad, and may include transmission of meeting notices and other important information regarding the Company.

4. Consenting to electronic transmission via fax requires that you have access to a fax machine and have a current fax number on file with the Company.

5. Consenting to electronic transmission via e-mail requires that you have access to a computer, have a current e-mail account in your name, and have provided your current e-mail address to the Company.

The undersigned has read and understands the foregoing, and hereby provides this un-revoked consent to receive and send information, including but not limited to meeting notices and other information regarding the Company, via electronic transmission (fax or e-mail), until such time as this consent is revoked in writing.

Signature: _Tyrrell_____ Date: _3/31/21_____

Name: _Tyrrell Shaffner_____ (please print)

Fax number: _____

E-mail address: _tyrrell323@gmail.com_____

EXHIBIT "D"
FUNDING AGREEMENT FORM

This Agreement (the "**Agreement**") is made and entered into as of [EFFECTIVE DATE] (the "**Effective Date**") by and between EX FILES PRODUCTIONS LLC (hereinafter "**Company**") on the one hand and [INVESTOR NAME](hereinafter "**Investor**") on the other hand, in connection with Investor's provision of funds to Company for the purpose of producing, completing, delivering, and marketing the motion picture presently entitled "The Dropout" (the "**Picture**").

For good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, Investor and Company (each a "**Party**," and collectively, the "**Parties**") agree as follows:

I.   Investor Funds.

A.   Subject to the terms and conditions of this Agreement and the information set forth in the discosures outlined at https://wefunder.com/thedropout/ ("**WeFunder Page**"), Investor agrees to provide Company with the dollar amount of funds ("**Investment Amount**") set forth on the signature page of this Agreement (the "**Investor Funds**"), which Investor Funds will be applied toward the production, marketing, and distribution of the Picture, as outlined in the WeFunder Page.

B.   The Investors that contribute to the first $50,000 of Investor Funds (the "**Early Bird Investor Funds**") to the offering contemplated by this Agreement (the "**Offering**") shall be designated as "**Early Bird Investors**".

C.   Company shall be responsible for securing the remainder of the budget for the Picture from additional equity financing contributions (the "**Additional Equity Funds**") and other sources (e.g., crowdfunding revenues, loans, etc.) (together, the "**Additional Funds**") from third party equity investors (the "**Additional Equity Investors**") and other sources (together, the "**Additional Investors**").

D.   Investor understands that his/her/its contribution shall only be provided and/or required upon Company having obtained the necessary funding for the purpose of producing, completing, delivering, and marketing the Picture, as better outlined in the WeFunder Page. If Company cannot, for any reason, obtain the necessary funding, Investor 's contribution shall not be required and Investor shall have no interest whatsoever in the Picture now or in the future. Company shall have the sole discretion to determine if it has obtained the necessary funding.

II.   Adjusted Gross Proceeds.

A.   Adjusted Gross Proceeds (as defined in Paragraph C below) shall be allocated as follows:

        1.   First, one hundred percent (100%) of Adjusted Gross Proceeds shall be paid to the Early Bird Investors, Investor, and the Additional Equity Investors on a pro rata (i.e. based

on the ratio that their respective financing contributions bears to the aggregate of the Early Bird Investor Funds, Investor Funds, and the Additional Equity Funds) and *pari passu* basis until such time, if ever, as the Early Bird Investors have received an amount equal to one hundred twenty five percent (125%) of Early Bird Investor Funds and the Investors have received an amount equal to one hundred twenty percent (120%) of the Investor Funds and the Additional Equity Investors have received an amount equal to one hundred twenty percent (120%) of the Additional Equity Funds; and

2.   following such time, if ever, as Early Bird Investors have recouped an amount equal to one hundred twenty five percent (125%) of the Early Bird Investor Funds and Investors have recouped an amount equal to one hundred twenty percent (120%) of Investor Funds and the Additional Equity Investors have recouped an amount equal to one hundred twenty percent (120%) of the Additional Equity Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "**Net Profits**", and shall be paid as follows: (a) fifty percent (50%) to Company ("**Company's Net Profits**"); and (b) fifty percent (50%), in the aggregate, to Early Bird Investors, Investors, and the Additional Equity Investors on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Early Bird Investor Funds, Investor Funds, the Additional Equity Funds and the Filmmaker Funds (as defined below)) and *pari passu* basis. All third-party participations in Net Profits (other than those payable to Additional Investors or those that constitute expenses as further described below) shall be borne out of Company's share of Net Profits.

"**Filmmaker Funds**" is defined as all the additional funds required to produce and market the Picture in addition to Early Bird Investor Funds, Investor Funds, and the Additional Equity Funds, e.g. loans, advances, minimum guarantees, etc.

B.   As used herein, "**Gross Proceeds**" shall mean any and all amounts, including nonrefundable advances, received by Company from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, now known or hereafter devised, worldwide, in perpetuity, notwithstanding anything to the contrary contained in this Agreement:

1.   if a distributor(s) of the Picture pays for the costs of deliverables, such amounts shall not be included in Gross Proceeds;

2.   any amounts used to fund production costs of the Picture shall not be included in Gross Proceeds;

3.   any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and

4.   tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay financiers providing financing secured by such tax credits or incentives or used to directly fund production costs of the Picture.

C. "**Adjusted Gross Proceeds**" shall mean Gross Proceeds remaining after deduction of the following:

1. Any residual and/or pension, health and welfare payments paid to unions, guilds, or their members in accordance with the agreements between Company and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture); any third party sales agent and producer representative fees, expenses, and any amounts used to repay loans received in connection with the production of the Picture;

2. ongoing third party accounting costs and expenses actually incurred by or on behalf of Company in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs; all actual, third party, out of pocket expenses incurred in connection with the existence and management of Company (e.g. , taxes, accounting fees, filing fees, etc.); any amounts required to be withheld by law; any actual, third party, out of pocket costs incurred by or on behalf of Company or its affiliates in connection with enforcement of Company's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses;

3. actual, third party, out of pocket amounts incurred by or on behalf of Company in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture;

4. actual, third party, out of pocket expenses incurred by or on behalf of Company in connection with the ongoing ownership of the Picture (e.g. , costs incurred in connection with the preservation and storage of negatives and master prints and digital storage of the Picture and any expenses incurred in connection with the copyrighting of the Picture);

5. any reasonable reserve amounts, as determined by Company in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months. It is understood that Company makes no representations or warranties as to the amount of Gross Proceeds, if any, that Company will receive from the exploitation of the Picture .

6. any deferred compensation and bonuses (e.g., box office bonuses, award bonuses,) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture);

III. Auditing. At any point following closure of this offering, or commencement of principal photography if earlier, Investor may request in writing an audit of Company's accounts for the Picture. Such audit would be at the Investor's expense, shall require at least ten (10) days' written notice, and the Company shall fully cooperate with the Investor's auditor. Notwithstanding the foregoing, such audits shall not be made more frequently than once each calendar year and no more than once with respect to any accounting period.

IV. Credit.

     1. If Investor invests at least $1,000 he/she/they shall receive a "Special Thanks" on IMDB and in the end titles of the Picture.

     2. If Investor invests at least $10,000 he/she/they shall receive an "Associate Producer" credit on IMDB and in the end titles of the Picture; and

     3. If Investor invests at least $25,000 he/she/they shall receive an "Executive Producer" credit on IMDB and in the main titles of the Picture.

Such screen credits shall be in a size of type, placement, font, and all other aspects to be determined by Company. Any inadvertent failure or omission as to credit shall not constitute a breach of this Agreement.

V. Perks. Additional "perks" shall be granted to Investor as outlined in the WeFunder Page.

VI. Warranties and Representations; Intellectual Property. Investor hereby warrants and represents to Company that Investor has the complete authority and power to enter into this Agreement. Investor acknowledges that it (or he/she) has received any and all material information related to the Picture, this investment, the entertainment industry, and how Company intends to generate revenue, and the expenses it expects to incur related hereto, and the risks of this investment, and Company has answered any and all questions Investor may have had. Investor acknowledges that it might not recoup part or all of its Investment. Investor acknowledges that all securities-related laws and regulations have been complied with by Company and its personnel, and Investor shall make no claim inconsistent with this acknowledgment. Investor hereby warrants and represents to Company that, including the amount set forth on the signature page hereto, in the past 12-month period, he/she/they/it has/have not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding. Investor hereby warrants and represents to Company that he/she/they/it has/have received and reviewed a copy of the Form C and that with respect to information provided by the Company, he/she/they/it has/have relied solely on the information contained therein and accompanying information included in the WeFunder Page to make the decision to make this investment. Investor acknowledges that it shall not be deemed as possessing or acquiring any interest in the copyright, trademark, or other rights in or to the Picture in any of its versions, including any works derived therefrom, or the titles, loglines, treatments, screenplays, characters, plot, dialogue, themes, visuals, 'world' or 'universe', or other elements of the foregoing. Nor shall Investor be deemed as acquiring any shares, membership units, or other ownership interest in Company as an entity, except by separate agreement (such as an LLC Operating Agreement) executed by Investor and Company's authorized signatory. Investor acknowledges and agrees that Company will have exclusive control over all aspects of Company's business, including but not limited to all matters related to the Picture and that Investor will have no opportunity to participate in the management and/or control of any aspect of Company's activities. Investor acknowledges that neither Company nor counsel to the Company will render any tax opinion or advice with respect to the Investor Funds and in determining the tax consequences of the Investor Funds.

VII. <u>Risk of Investment.</u> Investor acknowledges the following: (i) there can be no assurance that any Additional Funds will be obtained; (ii) there can be no assurance that the Picture will be completed or that if completed the Picture will be released or distributed; (iii) there can be no assurance that the Picture will generate any revenues (including without limitation Gross Proceeds) or that any such revenues will be sufficient to return to Investor all or any part of the Investor Funds; (iv) investments in the motion picture industry involve a high degree of risk; (v) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment; and (vi) The Investor further acknowledges that there is presently no agreement with any distributor to distribute the Picture. The success of the Picture will be dependent upon the Company's ability to complete the Picture, the attractiveness of the final product to a distributor and the distributor's willingness to commit substantial sums to promote the Picture successfully. The Company will not have the financial capability to distribute the Picture itself. The gross revenue derived from the Picture is dependent, among other things, upon the interest of distributors and their ability to obtain suitable distribution via theatrical, television, home video, streaming, and/or other media, and in selecting proper release dates and appropriate advertising and promotion for the Picture. The negotiation of final distribution agreements, which frequently occurs (if at all) near the time of completion of motion pictures, will have a substantial impact upon the amount of receipts available to the Company from the exploitation of the Picture. There is no assurance that such negotiations will result in revenues or profits to the Company. Furthermore, there is no assurance that the Picture will be distributed or that such distribution will be profitable to the Company. The fact that any distributor derives profits from its distribution of the Picture will not, in turn, assure that the Company will also derive profits therefrom. <u>Please refer to the WeFunder Page for additional risks associated with this investment</u>.

VIII. <u>Assignment.</u> Investor shall not have the right to assign Investor's rights or obligations hereunder without Company's prior written consent in each instance and any purported assignment shall be null and void; Investor acknowledges that this investment is not being done for purposes of resale; Investor acknowledges that any sale or other transfer of or related to this investment or Agreement may not be permitted under applicable securities regulations. Company shall have the right to assign this Agreement or any part hereof, however, any such assignment shall be made specifically subject to the terms and conditions and obligations of this Agreement.

IX. No Equitable Relief. In the event of a breach of this Agreement by Company, the rights and remedies of Investor shall be limited to the right to recover monetary damages, if any, in an action at law and in no event shall Investor be entitled to enjoin or restrain the production or distribution or exhibition of the Picture or any element thereof, or the use, publication, or dissemination of any advertising or marketing issued in connection therewith, and Investor irrevocably waives any right to equitable or injunctive relief.

X. Indemnification. Investor shall indemnify and hold harmless Company and the parents, affiliates, and subsidiary companies thereof, and the successors, licensees, and assigns thereof, and their respective directors, managers, employees, agents, personnel, shareholders, owners, representatives, from all third party claims, liabilities, damages, costs and reasonable legal fees arising from any breach or alleged breach of any warranty, representation or agreement made by Investor herein.

XI. Miscellaneous. This Agreement shall be governed by and construed in accordance with the laws of the State of California. The parties agree and consent that the jurisdiction and venue of all matters relating to this Agreement will be vested exclusively in the federal, state and local courts within the State of California. This Agreement contains the entire understanding of the Parties relating to the subject matter herein, and supersedes all other agreements between the Parties whether written or oral relating thereto, and may not be modified or amended except by written instrument executed by both of the parties hereto. A waiver by either Party of any provision of this Agreement in any instance shall not be deemed to waive such provision for the future. All remedies, rights, undertakings, and obligations contained in this Agreement shall be cumulative and none of them shall be in limitation of any other remedy, right, undertaking, or obligation of either Party. Should any provision of this Agreement be determined to be void or voidable, it shall be curtailed only to the extent of such voidness or voidability, and shall otherwise not affect the validity of that provision or any other provision of this Agreement. Investor specifically acknowledges that acceptance of this investment is at the sole and absolute discretion of Company, and there shall not be deemed to be any agreement between Investor and Company unless and until this Agreement is countersigned by Company. This Agreement may be signed in counterparts, by pdf or computer image file or original signature, and each such counterpart shall constitute an original document and all such counterparts, taken together, shall constitute one and the same instrument.

XII. Settling Disputes/Arbitration. All Parties agree to enter into mediation before filing suit against each other for any dispute arising from this Agreement. Parties agree to attend one session of mediation before filing suit. If the dispute is not settled by mediation, the Parties are free to file suit. Any law suits will be under the jurisdiction of the State of California, and subject to the laws of the state of California. The venue shall be in the County of Los Angeles, California.